Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57429-8

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

February 14, 2006

FILED BY EDGAR & BY COURIER

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-0304

Attention:	Mr. Paul Fischer, Staff Attorney and Ms. Elaine Wolff, Branch Chief

Dear Sirs/Mesdames:

Infrablue (US) Inc. (the "Company") Amendment No. 1 to Registration Statement on Form SB-2 Filed February 10, 2005 SEC File No. 333-130403

We enclose documents inadvertently omitted from our submission of the Company's Amendment No. 1 to Form SB-2 as per item 2 of our response letter of February 8, 2006 as follows:

"2. PLEASE PROVIDE US WITH COPIES OF THE RELEVANT PORTIONS OF DOCUMENTS YOU CITE WITHIN YOUR PROSPECTUS. WE NOTE VARIOUS SOURCES CITED, FOR EXAMPLE, ON PAGE 30.

In response to Staff’s comment, we enclose copies of the following documents cited by the Company in the Prospectus:

1.	Canalus Research dated October 27, 2004;

2.	ARC Group Research dated November 4, 2004; and

3.	Mobile Pipeline News dated November 24, 2004."

Should you have any questions, please do not hesitate to contact the writer directly at (604) 691-7410.

Yours truly,

/s/ Michael H. Taylor
Michael H. Taylor
for Lang Michener LLP

MHT/jl Encls.

cc:	Jessica Barberich, Accountant Kristi Beshears, Senior Accountant